North America Structured Investments

1y Auto Callable Contingent Interest Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

J.P.Morgan

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000.00
Reference Rate:	10-Year U.S. Dollar ICE Swap Rate (Bloomberg ticker: USISDA10)
Pricing Date:	June 15, 2016
Final Review Date:	June 15, 2017
Maturity Date:	June 20, 2017
Review Dates:	September 15, 2016, December 15, 2016, March 15, 2017, and June 15, 2017 (the final Review Date)
Contingent Interest Payment:	[6.00% - 8.00%]* per annum, paid quarterly at a rate of between 1.75% and 2.00%* quarterly, if applicable
Interest Barrier / Trigger Level:	70% of the Initial Reference Rate
Reference Rate Return:	(Final Reference Rate - Initial Reference Rate) / Initial Reference Rate
Initial Reference Rate:	The Reference Rate on the Pricing Date
Final Reference Rate:	The Reference Rate on the Final Review Date
CUSIP:	46646EGA4
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/46646EGA4/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Certain Product Characteristics

Automatic Call

If the Reference Rate on any Review Date is greater than or equal to the Initial Reference Rate, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.

Payment at Maturity

If the notes have not been automatically called and the Final Reference Rate is greater than or equal to the Trigger Level you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date. If the notes have not been automatically called and the Final Reference Rate is less than the Trigger Level, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Reference Rate is less than the Initial Reference Rate. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Reference Rate Return)

If the notes have not been automatically called and the Final Reference Rate is less than the Trigger Level, you will lose more than 30% of your principal amount at maturity and could lose up to the entire principal amount of your notes at maturity.

You may lose some or all of your principal at maturity and may not receive any contingent interest payments. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Hypothetical Returns**

	Payment at Maturity (6.00% per annum Contingent Interest Rate)	Payment at Maturity
Reference Rate Return	If the Final Reference Rate is greater than or equal to the Trigger Level	If the Final Reference Rate is less than the Trigger Level
60.00%	$1,017.50	N/A
40.00%	$1,017.50	N/A
20.00%	$1,017.50	N/A
5.00%	$1,017.50	N/A
0.00%	$1,017.50	N/A
-5.00%	$1,017.50	N/A
-20.00%	$1,017.50	N/A
-35.00%	$1,017.50	N/A
-35.01%	N/A	$649.90
-60.00%	N/A	$400.00
-80.00%	N/A	$200.00

This table does not demonstrate how your coupon payments can vary over the term of your securities.

Contingent Interest

*If the notes have not been automatically called and the Reference Rate on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to between $17.50 and $20.00 (equivalent to an interest rate of between 7.50% and 9.50% per annum, payable at a rate of between 1.750% and 2.00% per quarter).

**The hypothetical returns and hypothetical interest payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical interest payments shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

1y Auto Callable Contingent Interest Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

J.P.Morgan

Selected Risks

- Your investment in the notes may result in the loss of some or all of your principal.
- Payment on the notes at maturity is subject to the credit risk of JPMorgan Financial Company LLC and JPMorgan Chase & Co. Therefore, the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Financial Company LLC or JPMorgan Chase & Co.
- The notes do not guarantee the payment of interest and may not pay interest at all.
- The appreciation potential of the notes is limited and you will not participate in any increase in the Reference Rate.
- The benefit provided by the Trigger Level may terminate on the final Review Date.
- If the notes are automatically called early, there is no guarantee you will be able to reinvest the proceeds for a comparable return.
- The Reference Rate will be affected and may be volatile due to a variety of macroeconomic factors.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then-current estimated value of the notes for a limited time period.
- Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making the assumptions to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-209682 and 333-209682-01

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com